PRESS RELEASE

Press Release No. 07-03

METALLICA RESOURCES ANNOUNCES 2006 FINANCIAL RESULTS AND RECENT CORPORATE MILESTONES

March 27, 2007, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report its 2006 year end financial results, as well as significant milestones achieved during the past 15 months. The Company’s audited consolidated financial statements, and management’s discussion and analysis for the year, are available on SEDAR, EDGAR and on the Company’s website at www.metal-res.com.

Highlights:

  Construction at the Cerro San Pedro project is substantially complete, with the first gold-silver doré pour scheduled for April 2007.

  Mineral reserves increased 25% at Cerro San Pedro, extending the estimated mine life through 2017. The updated reserve, prepared in February 2007, is based on US$475 per ounce gold and US$8 per ounce silver, equating to 2.6 million gold-equivalent ounces contained in 85.8 million tonnes of ore.

  The measured and indicated resource for Metallica’s 30%-owned La Fortuna deposit nearly doubled in 2006. As of November 2006, the total measured and indicated resources for the La Fortuna deposit increased to 6.5 billion pounds of copper and 8.5 million ounces of gold. The deposit also contains an inferred resource of 2.4 billion pounds of copper and 3.1 million ounces of gold.

  A 2006 drilling program at the 100%-owned Rio Figueroa project intersected significant intervals of porphyry-style copper-gold mineralization, including a 108-meter intercept averaging 0.4% copper and 0.96 g/t gold.

  An equity financing for C$34.5 million was completed in December 2006, with proceeds used to accelerate pre-stripping at Cerro San Pedro and for exploration and general working capital purposes. As of December 31, 2006, the Company had a cash position of US$44.8 million.

  Metallica’s share price posted a gain of 157% during the period January 1, 2006 to date, far outperforming the TSX gold index which rose 24% during the same period.

  The Company’s management team was augmented with the promotion of Mark A. Petersen from the position of Director of Exploration to the position of Vice President of Exploration.

The Year Ahead:

  Cerro San Pedro is expected to commence full operations in 2007. Forecast production for the year is estimated at 40,000 ounces gold and 950,000 ounces silver. Once full production is achieved, the operation is expected to produce approximately 90,000 ounces of gold and 2.1 million ounces of silver annually.

  The feasibility study for the Company’s 30%-owned La Fortuna deposit is scheduled to be completed by joint venture partner, Xstrata Copper, in September 2007. If Metallica so requests, Xstrata will be obligated to fund 70% of Metallica’s 30% share of mine development capital.

  An additional 5000 meters of drilling is planned for the Rio Figueroa project in 2007 to test the extent of copper-gold sulfide mineralization intersected in 2006.

  Metallica will aggressively pursue exploration and acquisition opportunities throughout the coming year as it strives to add to shareholder value. The table below and all references are in U.S. dollars.

Selected Financial Data:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Net income (loss)	$(3,130,325)	$7,958,798	$1,368,462
Basic net income (loss) per share	(0.04)	0.10	0.02
Diluted net income (loss) per share	(0.04)	0.10	0.01

Cash flows provided from (used for) operating activities	(922,219)	8,704,922	962,993
Cash flows (used for) investing activities	(26,418,831)	(8,081,873)	(20,018,753)
Cash flows provided from (used for) financing activities	29,433,389	429,737	(5,437,252)
Increase (decrease) in cash and cash equivalents	$2,092,339	$1,052,786	$(24,493,012)

	December	December
	31, 2006	31, 2005
Current assets:
Cash	$44,762,169	$42,669,830
Value-added tax receivable and other current assets	3,124,187	969,947
Total current assets	47,886,356	43,639,777
Mineral properties, plant and equipment	84,826,921	56,033,836
Other assets	239,937	246,271
Total assets	$132,953,214	$99,919,884

Current liabilities:
Accounts payable and accrued liabilities	$5,789,680	$1,323,571

Restricted stock units	556,842	59,435
Asset retirement obligation	611,192	343,164
Total liabilities	6,957,714	1,726,170

Shareholders’ equity:
Share capital	133,572,417	108,158,077
Contributed surplus	1,484,554	1,484,554
Warrants	10,363,580	5,889,285
Stock options	2,474,490	1,431,014
Deficit	(21,899,541)	(18,769,216)
Total shareholders’ equity	125,995,500	98,193,714
Total liabilities and shareholders’ equity	$132,953,214	$99,919,884

Financial Results of Operations:

The Company reported a net loss of $3.13 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents. Income from property payments decreased from $8.35 million in 2005 to zero in 2006. The $8.35 million decrease was the result of a $10 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project. Interest earned on cash and cash equivalents in the current period of $1.22 million was comparable with the preceding period of $1.04 million.

General and administrative expense for the year ended December 31, 2006 totaled $2.46 million and was $0.77 million higher than 2005 expenditures of $1.69 million. The increase was primarily attributable to payments to consultants for Sarbanes Oxley compliance work totaling $0.38 million in the current period versus none in the preceding period. There was an increase of $0.18 million in salaries due to the hiring of a Vice President of Operations in 2006 and an increase in bonus payments to employees in 2006 of $0.09 million. In addition, there was an increase in payments to consultants that related to the implementation of a new accounting system totaling $0.08 million.

Stock-based compensation expense increased from $0.34 million for the year ended December 31, 2005 to $1.18 million for the year ended December 31, 2006. The $0.84 million increase was primarily attributable to an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006. In addition, the Black-Scholes Option Pricing Model fair values that were calculated for option grants in 2006 were higher than in 2005 as a result of a significant increase in the Company’s share price in 2006. The Company also capitalized stock-based compensation totaling $0.29 million in 2006 and $0.09 million in 2005, as a result of stock options granted to employees at its Cerro San Pedro mine development project.

Exploration expense totaled $0.54 million in 2006 as compared to $0.23 million in 2005. The $0.31 million increase is due to increased exploration activity in Chile.

Restricted stock unit (“RSU”) expense increased from $0.06 million in 2005 to $0.42 million in 2006. The increase is attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company’s five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006. The settlement of RSUs will be made in cash and will be calculated at the five-day average closing price for the five days preceding the date of settlement. The Company had 370,000 RSUs outstanding at December 31, 2006. The RSUs vest over a period of three years.

The Company wrote-down mineral properties and deferred expenditures with respect to its Southwest Alaska project by $0.38 million in the current period. The Company was notified in February 2007 that a native village corporation within a certain area of the Southwest Alaska project elected not to proceed with mineral development on its land. All costs attributable to this property group were written-off as of December 31, 2006.

Foreign exchange gains of $0.69 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar. The Company held Canadian dollars totaling Cdn$40.57 million and Cdn$39.4 million at December 31, 2006 and 2005, respectively. The foreign exchange gain in 2005 of $1.05 million was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004. The Canadian dollar/U.S. dollar exchange rate at December 31, 2005 was 1.166 as compared to 1.2048 on December 31, 2004.

Cash Flows:

The Company’s cash and cash equivalents increased by $2.09 million for the year ended December 31, 2006 as compared to an increase in cash and cash equivalents of $1.05 million for the year ended December 31, 2005. The $1.04 million increase in 2006 cash inflows was primarily attributable to the following: an increase in expenditures on mineral properties, plant and equipment of $15.78 million in the current period, offset primarily by $28.12 million of private placement financing proceeds in 2006 versus no financings in 2005. In addition, there were no property payments received in the current period versus a $10 million payment property payment received from Xstrata for the El Morro project in the preceding period.

In 2006, the Company spent $24.97 million on mineral properties, plant and equipment. This amount included $22.80 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs. The Company spent $0.98 million on exploration activities at the Southwest Alaska project, which included an evaluation of selected exploration targets and a 641 meter drilling program at the Bee Creek target area. The Company also spent $0.84 million on the Rio Figueroa project in 2006, which included a 1,339 meter drilling program at the Cerro Matta target area. Approximately $0.12 million was spent on the Company’s El Morro project and the El Morro Border project in 2006. Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata. The remaining $0.23 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.14 million and office furniture and computer equipment for $0.09 million.

Metallica Resources is an emerging gold and silver producer focused on the exploration and development of precious and base metal properties throughout the Americas. It currently has 92.2 million shares outstanding. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Richard J. Hall
President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.